

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Cliff (Ming Hang) Chong
Chief Financial Officer
Globalink Investment Inc.
1180 Avenue of the Americas, 8th Floor
New York, NY 10036

   Re: Globalink Investment Inc.
    Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed December 5, 2022
    File No. 001-4112

Dear Cliff (Ming Hang) Chong:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction